--------------------------------------
                                                       OMB APPROVAL
                                          --------------------------------------
                                            OMB Number:   3235-0145
                                          --------------------------------------
                                            Expires:      December 31, 2005
                                          --------------------------------------
                                            Estimated average burden
                                            hours per response. . .  11
                                          --------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



               Eaton Vance Short Duration Diversified Income Fund
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    27828V104
                                 ==============
                                 (CUSIP NUMBER)

                                December 31, 2009
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)

| | Rule 13d-1(c)

| | Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of (S) 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27828V104
--------------------------------------------------------------------------------
1. Names of Reporting Persons.

     Claymore Securities Defined Portfolios, Series 459, 468, 474,
     479, 491, 503, 509, 513, 524, 526, 528, 532, 534, 540, 547, 553,
     560, 565, 567, 569, 575, 580, 590, 617 and 648
--------------------------------------------------------------------------------

I.R.S. Identification Nos. of above persons (entities only):

     Claymore Securities Defined Portfolios, Series 459 -- Tax ID# 137586009 Claymore Securities Defined Portfolios, Series 459 -- Tax ID# 137586008 Claymore Securities Defined Portfolios, Series 468 -- Tax ID# 137586033 Claymore Securities Defined Portfolios, Series 474 -- Tax ID# 137586099 Claymore Securities Defined Portfolios, Series 479 -- Tax ID# 137589029 Claymore Securities Defined Portfolios, Series 491 -- Tax ID# 137593933 Claymore Securities Defined Portfolios, Series 503 -- Tax ID# 137605871 Claymore Securities Defined Portfolios, Series 509 -- Tax ID# 137605903 Claymore Securities Defined Portfolios, Series 513 -- Tax ID# 137605901 Claymore Securities Defined Portfolios, Series 524 -- Tax ID# 306165974 Claymore Securities Defined Portfolios, Series 526 -- Tax ID# 546806611 Claymore Securities Defined Portfolios, Series 528 -- Tax ID# 300492343 Claymore Securities Defined Portfolios, Series 532 -- Tax ID# 386863731 Claymore Securities Defined Portfolios, Series 532 -- Tax ID# 616358260 Claymore Securities Defined Portfolios, Series 534 -- Tax ID# 320259620 Claymore Securities Defined Portfolios, Series 534 -- Tax ID# 616358259 Claymore Securities Defined Portfolios, Series 534 -- Tax ID# 386863710 Claymore Securities Defined Portfolios, Series 540 -- Tax ID# 386863707 Claymore Securities Defined Portfolios, Series 547 -- Tax ID# 546806531 Claymore Securities Defined Portfolios, Series 553 -- Tax ID# 546806610 Claymore Securities Defined Portfolios, Series 553 -- Tax ID# 546806609 Claymore Securities Defined Portfolios, Series 560 -- Tax ID# 616370024 Claymore Securities Defined Portfolios, Series 565 -- Tax ID# 546806616 Claymore Securities Defined Portfolios, Series 567 -- Tax ID# 306187563 Claymore Securities Defined Portfolios, Series 569 -- Tax ID# 616370057 Claymore Securities Defined Portfolios, Series 569 -- Tax ID# 616370058 Claymore Securities Defined Portfolios, Series 575 -- Tax ID# 306187520 Claymore Securities Defined Portfolios, Series 580 -- Tax ID# 306187564 Claymore Securities Defined Portfolios, Series 590 -- Tax ID# 276036957 Claymore Securities Defined Portfolios, Series 617 -- Tax ID# 276166407 Claymore Securities Defined Portfolios, Series 648 -- Tax ID# 276331884

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) __
     (b) __
--------------------------------------------------------------------------------
  3. SEC Use Only
--------------------------------------------------------------------------------
  4. Citizenship or Place of Organization:

     Claymore Securities Defined Portfolios, Series 459, Lisle, IL
     Claymore Securities Defined Portfolios, Series 468, Lisle, IL
     Claymore Securities Defined Portfolios, Series 474, Lisle, IL
     Claymore Securities Defined Portfolios, Series 479, Lisle, IL
     Claymore Securities Defined Portfolios, Series 491, Lisle, IL
     Claymore Securities Defined Portfolios, Series 503, Lisle, IL
     Claymore Securities Defined Portfolios, Series 509, Lisle, IL
     Claymore Securities Defined Portfolios, Series 513, Lisle, IL
     Claymore Securities Defined Portfolios, Series 524, Lisle, IL
     Claymore Securities Defined Portfolios, Series 526, Lisle, IL
     Claymore Securities Defined Portfolios, Series 528, Lisle, IL
     Claymore Securities Defined Portfolios, Series 532, Lisle, IL
     Claymore Securities Defined Portfolios, Series 534, Lisle, IL
     Claymore Securities Defined Portfolios, Series 540, Lisle, IL
     Claymore Securities Defined Portfolios, Series 547, Lisle, IL
     Claymore Securities Defined Portfolios, Series 553, Lisle, IL
     Claymore Securities Defined Portfolios, Series 560, Lisle, IL
     Claymore Securities Defined Portfolios, Series 565, Lisle, IL
--------------------------------------------------------------------------------

     Claymore Securities Defined Portfolios, Series 567, Lisle, IL Claymore Securities Defined Portfolios, Series 569, Lisle, IL Claymore Securities Defined Portfolios, Series 575, Lisle, IL Claymore Securities Defined Portfolios, Series 580, Lisle, IL Claymore Securities Defined Portfolios, Series 590, Lisle, IL Claymore Securities Defined Portfolios, Series 617, Lisle, IL Claymore Securities Defined Portfolios, Series 648, Lisle, IL

--------------------------------------------------------------------------------

   Number of     5.    Sole Voting Power
    Shares
Beneficially by                720,281
   Owned by      ---------------------------------------------------------------
     Each          6.    Shared Voting Power
   Reporting
    Person       ---------------------------------------------------------------
     With:         7.    Sole Dispositive Power

                                 720,281
                 ---------------------------------------------------------------
                   8.    Shared Dispositive Power

--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person

                 720,281
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

                 3.81%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

                 IV
--------------------------------------------------------------------------------

ITEM 1.        (a) Name of Issuer

                    Eaton Vance Management

               (b) Address of  Issuer's  Principal  Executive  Offices

                    255 State  Street
                    Boston, MA 02109

ITEM 2.        (a) Name of Person Filing

                    Claymore Securities, Inc. as Sponsor for the Filing Entities

               (b) Address of Principal Business Office or, if none, Residence

                    2455 Corporate West Drive
                    Lisle, IL 60532

               (c) Citizenship

                    USA

               (d) Title of Class of Securities

                    Common Stock

               (e) CUSIP Number

                    27808V104

ITEM 3. If this statement is filed pursuant to (S) (S) 240.13d-1 (b) or 240.13d-2(b) or (c), check whether the person filing is a:

                    (a) |X|Broker or dealer registered under section 15 of the Act (15 U.S.C, 78o).

                    (b) | |Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                    (c) | |Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                    (d) | |Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                    (e) | |An investment adviser in accordance with SECTION240.13d-l(b)(l}(ii)(E);

                    (f) | |An employee benefit plan or endowment fund in accordance with SECTION240.13d-l(b)(l}(ii)(F);

                    (g) | |A parent holding company or control person in accordance with SECTION240.13d-l(b)(l)(ii)(G);

                    (h) | |A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i) | | A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j) | |A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j) | | Group, in accordance with
                    SECTION240.13d-l(b)(l)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
                                   (
                    (a) Amount beneficially owned: 720,281

                    (b) Percent of class: 3.81%

                    (c) Number of shares as to which the person has:

                         (i)  Sole power to vote or to direct the vote 720,281

                         (ii) Shared power to vote or to direct the vote ____.

                         (iii)Sole power to dispose or to direct the
                              disposition of 720,281

                         (iv) Shared power to dispose or to direct the
                              disposition of ____.


      Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section N240.13d-3(d)(l).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to SECTION240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to SECTION240.13d-l(c) or SECTION240.13d-I(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

     (a) The following certification shall be included if the statement is filed pursuant to SECTION240.13d-1 (b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to SECTIONS240.13d-l(c):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                              January 25, 2010
                             ===================================================
                                                    Date

                                           /s/ Kevin M. Robinson
                             ===================================================
                                                 Signature

                                  Kevin M. Robinson, Senior Managing Director,
                                     General Counsel and Corporate Secretary
                                         Claymore Securities, Inc.
                             --------------------------------------------------
                                                 Name/Title

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTIONS240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)